January 26, 2007

Mail Stop 4561

Mr. Hans E. Vanden Noort
Senior Vice President and Chief Accounting Officer
Rayonier Inc.
50 North Laura Street
Jacksonville, FL 32202

Re: Rayonier, Inc.
        Form 10-K for the fiscal year ended December 31, 2005
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006
        File No. 001-06780

Dear Mr. Vanden Noort:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief